                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89620


                                   PROSPECTUS



                                 [MERIDIAN LOGO]





                                14,073,684 SHARES

                     COMMON STOCK, PAR VALUE $.01 PER SHARE


         This prospectus relates to the offering of up to 14,073,684 shares of our common stock, par value $.01 per share, by the selling security holders listed on pages 9 and 10.

         The common stock offered by this prospectus is issuable to the selling security holders upon the conversion of shares of our Series C Redeemable Convertible Preferred Stock, which we refer to as the Convertible Preferred Stock, issued to them in a private placement.

         We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have agreed to bear all expenses, including registration and filing fees and printing expenses (other than selling discounts, commissions and transfer taxes) in connection with the registration and sale of the shares being offered by the selling shareholders. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         Our common stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "TMR". Any common stock sold pursuant to this prospectus or any prospectus supplement will be listed on that exchange, subject to official notice of issuance. On July 15, 2002 the last reported sales price for our common stock was $3.03 per share.

         YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS AND UNDER THE SAME HEADING IN ANY APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN THE COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE DISTRIBUTED UNDER THIS PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THE COMMON STOCK AND IT IS NOT SOLICITING AN OFFER TO BUY THE COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


JULY 18, 2002

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS............................................................................................1

ABOUT THE MERIDIAN RESOURCE CORPORATION..........................................................................1

FORWARD-LOOKING STATEMENTS.......................................................................................2

RISK FACTORS.....................................................................................................3

USE OF PROCEEDS..................................................................................................8

SELLING SHAREHOLDERS.............................................................................................8

PLAN OF DISTRIBUTION............................................................................................11

LEGAL MATTERS...................................................................................................12

EXPERTS.........................................................................................................12

RESERVE ENGINEERS...............................................................................................12

WHERE YOU CAN FIND MORE INFORMATION.............................................................................13

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................................13

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, the selling shareholders may, from time to time, offer shares of our common stock that are owned by them. Each time the selling shareholders offer common stock under this prospectus, they will provide a prospectus supplement, if required, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in "Where You Can Find More Information" on page 13.

         The selling shareholders may offer the common stock in amounts, at prices, and on terms determined at the time of offering. The selling shareholders may sell the common stock directly to you or through underwriters they select. If the selling shareholders use underwriters to sell the common stock, we will name them and describe their compensation in a prospectus supplement.


                     ABOUT THE MERIDIAN RESOURCE CORPORATION

         We are an independent oil and natural gas company that explores for, acquires and develops oil and natural gas properties utilizing 3-D seismic technology. Our operations are focused on the onshore oil and gas regions in south Louisiana, the Texas Gulf Coast and offshore in the Gulf of Mexico.

         We have achieved substantial growth in reserves, production, revenues and cash flow since our inception. From the beginning of 1992 (when the Company had no proved reserves or production of oil or natural gas) through December 31, 2001, we have achieved a compound annual growth rate in production of 40% and an average annual reserve replacement rate of 297%.

         Our reserves and strategic acreage position provide us with a significant presence in our area of focus, enabling us to manage a large asset base to add successful exploratory and development wells at relatively low incremental costs. As of December 31, 2001, we had proved reserves of approximately 323 Bcfe with a present value of future net cash flows before income taxes of approximately $429 million. Approximately 55% of our proved reserves were natural gas and approximately 51% were classified as proved developed. We currently have interests in leases and options to lease acreage totaling approximately 383,000 gross acres in Louisiana, Texas and the Gulf of Mexico.

         We have a large, balanced inventory of exploration, exploitation and development drilling prospects in our producing region. In addition to a solid reserve base and acreage position in our area of focus, we believe we possess the technical knowledge and information necessary to sustain the successful growth we have experienced year after year. With licenses and rights to over 7,100 square miles of 3-D seismic data and 155,000 linear miles of 2-D seismic data, our technical and professional staff is in a unique position to continue to generate future prospects for our growth.

         We are a Texas corporation, and the address of our principal executive offices is 1401 Enclave Parkway, Suite 300, Houston, Texas 77077. Our telephone number is (281) 597-7000, and we maintain a web site on the Internet at http://www.tmrc.com. The information contained on our web site does not constitute a part of this prospectus and is not incorporated herein.

                           FORWARD-LOOKING STATEMENTS

         We believe that some statements contained in this prospectus or in the documents incorporated by reference into this prospectus relate to results or developments that we anticipate will or may occur in the future and are not statements of historical fact. Those statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar expressions identify forward-looking statements. Examples of forward looking statements include statements about the following:

         o    our future operating results,

         o    our repayment of debt,

         o    our future capital expenditures,

         o    our expansion and growth of operations, and

         o our future investments in and acquisitions of oil and natural gas properties.

         We have based these forward-looking statements on assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, you should be aware that these forward-looking statements are only our predictions and we cannot guarantee any such outcomes. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

         o    general economic and business conditions,

         o    exposure to market risks in our financial instruments,

         o fluctuations in worldwide prices and demand for oil and natural gas,

         o the direct or indirect effects on our business resulting from recent terrorist incidents,

         o fluctuations in the levels of our oil and natural gas exploration and development activities,

         o risks associated with oil and natural gas exploration and development activities,

         o competition for raw materials and customers in the oil and natural gas industry,

         o technological changes and developments in the oil and natural gas industry,

         o    regulatory uncertainties and potential environmental liabilities,

         o potential for and uncertainty of the outcome of pending or threatened litigation, and

         o    additional matters discussed under "Risk Factors".

                                  RISK FACTORS

         In addition to the information contained in this prospectus, in any prospectus supplement, and in the documents incorporated by reference into this prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ from those anticipated in these forward-looking statements as a result of both the risks described below and factors described elsewhere in this prospectus. You should read the section above entitled "Forward-Looking Statements" for further discussion of these matters.

RISKS RELATED TO OUR DEBT

         We have incurred a high level of debt.

         As of March 31, 2002, we had long-term indebtedness of approximately $235 million (including approximately $10 million of current maturities of long-term indebtedness) compared to approximately $187 million of stockholders' equity, we had a working capital deficit of approximately $8 million and we had no additional borrowing capacity available under our credit facility. If we are unable to generate sufficient cash flows from operations in the future to service our debt, we may need to refinance all or a portion of our existing debt or to obtain additional financing. We cannot assure you that any such refinancing or additional financing would be possible. Our ability to meet our debt service obligations and to reduce our total indebtedness will depend on our future performance and our ability to maintain or increase cash flows from our operations. These outcomes are subject to general economic conditions and to financial, business and other factors affecting our operations, many of which we do not control, including the prevailing market prices for oil and natural gas. We cannot assure you that our business will continue to generate cash flows at or above current levels.

         Borrowing limits under our credit facility are subject to redetermination.

         As of the date of this prospectus, we have outstanding indebtedness of $170 million under our revolving credit facility, which is the current limit to our borrowings under that facility. The borrowing base under that facility is subject to semi-annual redeterminations by our lenders, with the next such redetermination currently scheduled for September 2002. Our borrowing base is determined primarily by our oil and gas reserve amounts. Our lenders can redetermine the borrowing base to a lower level than the current borrowing base if they determine that our oil and gas reserves at the time of redetermination are inadequate to support the borrowing base then in effect. If we are required to repay debt under our credit facility as a result of a downward borrowing base redetermination, we cannot assure you that we would be able to obtain alternate borrowing sources at commercially reasonable rates.

         Our lenders impose restrictions on us that limit our ability to conduct business.

         Our credit facility contains restrictive covenants. The restrictive covenants impose significant operating and financial restraints that could impair our ability to obtain future financing, to make capital expenditures, to pay dividends, to engage in mergers or acquisitions, to withstand future downturns in our business or in the general economy or to otherwise conduct necessary corporate activities. Furthermore, we have pledged substantially all of our oil and natural gas properties and the stock of all of our principal operating subsidiaries as collateral for the indebtedness under our credit facility. If we are in material default of our obligations under that credit facility, the lenders are entitled to liens on additional oil and natural gas properties. This pledge of collateral to our credit facility lenders could impair our ability to obtain additional financing on favorable terms.

         A default under a restrictive covenant could result in a lender accelerating the payment of all borrowed funds, together with accrued and unpaid interest. We cannot assure you that we would be able to remit such an accelerated payment or to access sufficient funds from alternative sources to remit any such payment. Even if we could obtain additional financing, we cannot assure you that the terms of that financing would be favorable or acceptable to us.

RISKS OF OUR BUSINESS

         The oil and natural gas market is volatile and exposes us to financial risks.

         Our profitability and cash flow are highly dependent on the market prices of oil and natural gas. Historically, the oil and natural gas markets have proven cyclical and volatile as a result of factors that are beyond our control. These factors include changes in tax laws, the level of consumer product demand, weather conditions, the price and availability of alternative fuels, the price and level of imports and exports of oil and natural gas, worldwide economic, political and regulatory conditions, and action taken by the Organization of Petroleum Exporting Countries.

         Any significant decline in oil and natural gas prices or any other unfavorable market conditions could have a material adverse effect on our financial condition and on the carrying value of our proved reserves. Consequently, we may not be able to generate sufficient cash flows from operations to meet our obligations and to make planned capital expenditures. Price declines may also affect the measure of discounted future net cash flows of our reserves, a result that could adversely impact the borrowing base under our credit facility and may increase the likelihood that we will incur additional impairment charges on our oil and natural gas properties for financial accounting purposes.

         Our hedging transactions may not adequately prevent losses.

         We cannot predict future oil and natural gas prices with certainty. To manage our exposure to the risks inherent in such a volatile market, from time to time, we have entered into commodities futures, swap or option contracts to hedge a portion of our oil and natural gas production against market price changes. Hedging transactions are intended to limit the negative effect of further price declines, but may also prevent us from realizing the benefits of price increases above the levels reflected in the hedges.

         Our reserve estimates may prove to be inaccurate and future net cash flows are uncertain.

         Our estimates of the quantities of proved reserves and our projections of both future production rates and the timing of development expenditures are uncertain and may prove to be inaccurate. You should not construe these reserve estimates as the current market value of our oil and natural gas reserves. Any downward revisions of these estimates could adversely affect our financial condition and our borrowing base under the credit facility.

         Our reserves must be estimated by our reserve engineers, T.J. Smith & Company, Inc. The accuracy of those reserve estimates depends in large part on the quality of available data and on the engineering and geological interpretation of our engineers. Our engineers may calculate estimates that vary widely from estimates calculated by another team of independent engineers. Our engineers may even make material changes to reserve estimates based on the results of actual drilling, testing and production. Consequently, our reserve estimates often differ from the quantities of oil and natural gas we ultimately recover.

         We also make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect when judged against our actual experience. Any significant variance from these assumptions could greatly affect our estimates of reserves, future net cash flows and our ability to borrow under our credit facility.

         We depend on key personnel to execute our business plans.

         The loss of any key executives or any other key personnel could have a material adverse effect on our operations. We depend on the efforts and skills of our key executives, including Joseph A. Reeves, Jr., Chairman of the Board and Chief Executive Officer, and Michael J. Mayell, President and Chief Operating Officer. Moreover, as we continue to grow our asset base and the scope of our operations, our future profitability will depend on our ability to attract and retain qualified personnel.

         We compete against significant players in the oil and natural gas industry.

         The oil and natural gas industry is highly competitive. Our ability to acquire additional properties and to discover additional reserves depends on our ability to consummate transactions in this highly competitive environment. We compete with major oil companies, other independent oil and natural gas companies, and individual producers and operators. Many of these competitors have access to greater financial and personnel resources than those to which we have access. Moreover, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. Increased competition causing oversupply or depressed prices could materially adversely affect our revenues.

         The oil and natural gas market is heavily regulated.

         We are subject to various federal, state and local laws and regulations. These laws and regulations govern safety, exploration, development, taxation and environmental matters that are related to the oil and natural gas industry. To conserve oil and natural gas supplies, regulatory agencies may impose price controls and may limit our production. Certain laws and regulations require drilling permits, govern the spacing of wells and the prevention of waste, and limit the total number of wells drilled or the total allowable production from successful wells. Other laws and regulations govern the handling, storage, transportation and disposal of oil and natural gas and any byproducts produced in oil and natural gas operations. These laws and regulations could materially adversely impact our operations and our revenues.

         Laws and regulations that affect us may change from time to time in response to economic or political conditions. Thus, we must also consider the impact of future laws and regulations that may be passed in the jurisdictions where we operate. We anticipate that future laws and regulations related to the oil and natural gas industry will become increasingly stringent and cause us to incur substantial compliance costs.

         The nature of our operations exposes us to environmental liabilities.

         Our operations create the risk of environmental liabilities. We may incur liability to governments or to third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water. We could potentially discharge oil or natural gas into the environment in any of the following ways:

         o    from a well or drilling equipment at a drill site,

         o from a leak in storage tanks, pipelines or other gathering and transportation facilities,

         o from damage to oil or natural gas wells resulting from accidents during normal operations, or

         o    from blowouts, cratering or explosions.

         Environmental discharges may move through the soil to water supplies or to adjoining properties, giving rise to additional liabilities. Some laws and regulations could impose liability for failure to obtain the proper permits for, to control the use of, or to notify the proper authorities of a hazardous discharge. Such liability could have a material adverse effect on our financial condition and our results of operations and could possibly cause our operations to be suspended or terminated on such property.

         We may also be liable for any environmental hazards created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. Such liability would affect the costs of our acquisition of those properties. In connection with any of these environmental violations, we may also be charged with remedial costs. Pollution and similar environmental risks generally are not fully insurable.

         Although we do not believe that our environmental risks are materially different from those of comparable companies in the oil and natural gas industry, we cannot assure you that environmental laws will not result in decreased production, substantially increased costs of operations or other adverse effects to our combined operations and financial condition.

         We require substantial capital requirements to finance our operations.

         We have substantial anticipated capital requirements. Our ongoing capital requirements consist primarily of the need to fund our 2002 capital and exploration budget and the acquisition, development, exploration, production and abandonment of oil and natural gas reserves.

         We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

         o    cash provided by operating activities,

         o    available cash and cash investments,

         o    capital raised through debt and equity offerings and

         o    funds received under our bank line of credit.

         Although we believe the funds provided by these sources will be sufficient to meet our 2002 cash requirements, the uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements. If declining prices cause our revenues to decrease, we may be limited in our ability to replace our reserves, to maintain current production levels and to undertake or complete future drilling programs. As a result, our production and revenues would continue to decrease over time and may not be sufficient to satisfy our projected capital expenditures. We cannot assure you that we will be able to obtain additional debt or equity financing in such a circumstance.

         Our operations entail inherent casualty risks for which we may not have adequate insurance.

         We must continually acquire, explore and develop new oil and natural gas reserves to replace those produced and sold. Our hydrocarbon reserves and our revenues will decline if we are not successful in our drilling, acquisition or exploration activities. Although we have historically maintained our reserve base primarily through successful exploration and development operations, we cannot assure you that future efforts will be similarly successful. Casualty risks and other operating risks could cause reserves and revenues to decline.

         Our onshore and offshore operations are subject to inherent casualty risks such as fires, blowouts, cratering and explosions. Other risks include pollution, the uncontrollable flows of oil, natural gas, brine or well fluids, and the hazards of marine and helicopter operations such as capsizing, collision and adverse weather and sea conditions. These risks may result in injury or loss of life, suspension of operations, environmental damage or property and equipment damage, all of which would cause us to experience substantial financial losses.

         Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. Our offshore properties involve higher exploration and drilling risks such as the cost of constructing exploration and production platforms and pipeline interconnections as well as weather delays and other risks. Although we carry insurance that we believe is in accordance with customary industry practices, we are not fully insured against all casualty risks incident to our business. We do not carry business interruption insurance. Should an event occur against which we are not insured, that event could have a material adverse effect on our financial position and our results from operations.

         Our operations also entail significant operating risks.

         Our drilling activities involve risks, such as drilling non-productive wells or dry holes, which are beyond our control. The cost of drilling and operating wells and of installing production facilities and pipelines is uncertain. Cost overruns are common risks that often make a project uneconomical. The decision to purchase and to exploit a property depends on the evaluations made by our reserve engineers, the results of which are often inconclusive or subject to multiple interpretations. We may also decide to reduce or cease our drilling operations due to title problems, weather conditions, noncompliance with governmental requirements or shortages and delays in the delivery or availability of equipment or fabrication yards.

         We may not be able to market effectively our oil and natural gas production.

         We may encounter difficulties in the marketing of our oil and natural gas production. Effective marketing depends on factors such as the existing market supply and demand for oil and natural gas and the limitations imposed by governmental regulations. The proximity of our reserves to pipelines and the available capacity of such pipelines and other transportation, processing and refining facilities also affect our marketing efforts. Even if we discover hydrocarbons in commercial quantities, a substantial period of time may elapse before we begin commercial production. If pipeline facilities in an area are insufficient, we may have to wait for the construction or expansion of pipeline capacity before we can market production from that area. Another risk lies in our ability to negotiate commercially satisfactory arrangements with the owners and operators of production platforms in close proximity to our wells. Also, natural gas wells may be shut in for lack of market demand or because of the inadequate capacity or unavailability of natural gas pipelines or gathering systems.

         We are dependent on other operators who influence our productivity.

         We have limited influence over the nature and timing of exploration and development on oil and natural gas properties we do not operate, including limited control over the maintenance of both safety and environmental standards. The operators of those properties may:

         o refuse to initiate exploration or development projects (in which case we may propose desired exploration or development activities),

         o initiate exploration or development projects on a slower schedule than we prefer, or

         o drill more wells or build more facilities on a project than we can adequately finance, which may limit our participation in those projects or limit our percentage of the revenues from those projects.

         The occurrence of any of the foregoing events could have a material adverse effect on our anticipated exploration and development activities.

         Our working interest owners face cash flow and liquidity concerns.

         If oil and natural gas prices decline, many of our working interest owners may experience liquidity and cash flow problems. These problems may lead to their attempting to delay the pace of drilling or project development in order to conserve cash. Any such delay may be detrimental to our projects. In most cases, we can influence the pace of development by enforcing our joint operating agreements. Some working interest owners, however, may be unwilling or unable to pay their share of the project costs as they become due. A working interest owner may declare bankruptcy and refuse or be unable to pay its share of the project costs and we would be obligated to pay that working interest owner's share of the project costs.

         Our inability to acquire or integrate acquired companies or to develop new exploration prospects may inhibit our growth.

         From time to time and under certain circumstances, our business strategy may include acquisitions of businesses that complement or expand our current business and acquisition and development of new exploration prospects that complement or expand our prospect inventory. We cannot assure you that we will be able to identify attractive acquisition or prospect opportunities. Even if we do identify attractive opportunities, we cannot assure you that we will be able to complete the acquisition of the business or prospect or to do so on commercially acceptable terms. If we do complete an acquisition, we must anticipate difficulties in integrating its operations, systems, technology, management and other personnel with our own. These difficulties may disrupt our ongoing operations, distract our management and employees and increase our expenses. Even if we are able to overcome such difficulties, we cannot assure you that we will realize the anticipated benefits of any acquisition. Furthermore, we may incur additional debt or issue additional equity securities to finance any future acquisitions. Any issuance of additional securities may dilute the value of shares currently outstanding.

         Terrorist attacks and threats or actual war may negatively affect our business, financial condition and results of operations.

         Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Recent terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers, may adversely impact our operations. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for our natural gas and crude oil production. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any or a combination of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

ADDITIONAL RISK FACTORS

         Please see the prospectus supplement, if any, and our filings with the Securities and Exchange Commission incorporated herein for additional risk factors that may be applicable to our common stock or to us in the future.


                                 USE OF PROCEEDS

         All sales of the common stock under this prospectus will be by or for the account of the selling shareholders listed in the following section. We will not receive any proceeds from the sale of the common stock by any of the selling shareholders.


                              SELLING SHAREHOLDERS

         We have filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part, pursuant to registration rights we granted to the selling shareholders upon the issuance of their respective shares of our Convertible Preferred Stock.

         The selling shareholders may acquire the common stock offered by this prospectus if they convert their shares of Convertible Preferred Stock into our common stock. The selling shareholders will have the right to convert each share of Convertible Preferred Stock into a number of shares of our common stock equal to $100 divided by the conversion price of $4.75. The conversion price is subject to certain adjustments in the event we make a dividend or distribution of common stock to our stockholders and in certain other circumstances more fully described in the statement of designation relating to the Convertible Preferred Stock.

         In addition to a selling shareholder's right to convert its shares of Convertible Preferred Stock into our common stock, we have the option to convert up to one-third of the outstanding shares of Convertible Preferred Stock into common stock at the conversion price described above if the closing price for our common stock, as reported on the New York Stock Exchange, exceeds 150% of the conversion price for 30 out of 40 consecutive trading days. We may similarly convert, no earlier than 12 months after the initial conversion, up to one-half of the remaining shares of Convertible Preferred Stock then outstanding if our common stock price similarly exceeds 150% of the conversion price. No earlier than 12 months after the second conversion, we may similarly convert all remaining shares of Convertible Preferred Stock outstanding into common stock if the common stock price similarly exceeds 150% of the conversion price.

         As of May 31, 2002, if the selling shareholders or we, at our option, converted all the shares of Convertible Preferred Stock into our common stock, the selling shareholders would own approximately 14,073,684 shares of our common stock, which would represent approximately 22% of our common stock outstanding, including the shares issued on conversion.

         We have the option to redeem the Convertible Preferred Stock at any time after March 28, 2005 at a redemption price of $100 per share plus any dividends declared but unpaid as of the date of redemption. We must redeem each outstanding share of Convertible Preferred Stock on March 31, 2009, provided that no event of default under our credit facility exists at that time or would result from the mandatory redemption.

         The following table sets forth the name of each selling shareholder, the number of shares of Convertible Preferred Stock beneficially owned by each selling shareholder as of May 31, 2002, and the number of shares of our common stock which may be offered by each selling shareholder pursuant to this prospectus.

         No offer or sale under this prospectus may be made by a holder of the shares of common stock, unless that holder is listed in the table below. We prepared the table based on the information supplied to us by the selling shareholders named in the table.

         Except as disclosed in the footnotes to the table, no selling shareholder has held any position, office or other material relationship with us or our affiliates during the past three years.

                                                   CONVERTIBLE PREFERRED    SHARES OF COMMON STOCK
                                                    SHARES OWNED AS OF     TO BE OFFERED PURSUANT TO
                                                      MAY 31, 2002(1)           THIS PROSPECTUS
                                                   ---------------------   -------------------------
Halifax Fund, L.P.                                                25,000                     526,316

DeAM Convertible Arbitrage Funds, Ltd.                            25,000                     526,316

Kayne Anderson Energy Fund, L.P.(3)                              125,000                   2,631,579

Kayne Anderson Capital Income                                     15,000                     315,789
Partners (QP), L.P.(3)

Arbco Associates, L.P. FBO Kayne                                  20,000                     421,053
Living Trust(3)

Arbco Associates, L.P. FBO Rudnick                                10,000                     210,526
Living Trust(3)

Hallco, Inc.                                                       5,000                     105,263

Bedford Oak Partners, L.P.                                        20,000                     421,053

Arbco Associates, L.P. FBO Michael                                20,000                     421,053
Targoff

Coastal Convertibles Ltd                                           5,000                     105,263

Newberg Family Trust UTA DTD 12-18-90                             10,000                     210,526

Otato Limited Partnership                                          5,000                     105,263

JMG Triton Offshore Fund, Ltd.                                    26,700                     562,105

JMG Capital Partners, L.P.                                        13,300                     280,000

The Jay Goldman Master Limited                                    10,000                     210,526
Partnership

Bear Stearns Securities Corp. C/F                                  8,000                     168,421
Robert Schnell IRA

Riverview Group, LLC                                              50,000                   1,052,632

David J. Walsh                                                       500                      10,526

Albert O. Nicholas                                                20,000                     421,053

Omicron Partners, L.P.                                            25,000                     526,316

Duke Capital Partners, LLC                                        80,000                   1,684,211

Jeffrey Thorp IRA                                                 10,000                     210,526

R.L. Essakow 2001 Revocable Trust DTD                              2,500                      52,632
5/23/01

Midsummer Investment Ltd.                                         10,000                     210,526

White River Securities L.L.C.                                     10,000                     210,526

AIG DKR SoundShore Private Investors                               5,000                     105,263
Holding Fund Ltd.

                                                   CONVERTIBLE PREFERRED    SHARES OF COMMON STOCK
                                                    SHARES OWNED AS OF     TO BE OFFERED PURSUANT TO
                                                      MAY 31, 2002(1)           THIS PROSPECTUS
                                                   ---------------------   -------------------------
AIG DKR SoundShore Strategic Holding                               2,500                      52,632
Fund Ltd.

AIG DKR SoundShore Holdings Fund Ltd.                              2,500                      52,632

Keane Securities Co., Inc.                                         1,000                      21,053

The Tail Wind Fund Ltd.                                            4,000                      84,211

Solomon Strategic Holdings, Inc.                                   2,000                      42,105

David Shladovsky(3)                                                  500                      10,526

Charlie Norris                                                     5,000                     105,263

White Box Convertible Arbitrage                                    5,000                     105,263
Partners, L.P.

Whitebox Convertible Artibrage                                    10,000                     210,526
Partners, L.P.

Feshbach Family Trust                                              2,500                      52,632

JMB Capital Partners, L.P.                                        15,000                     315,789

John Collins(2)                                                    2,000                      42,105

Gryphon MasterFund, LP                                            40,000                     842,105

Quantico Partners, L.P.                                           10,000                     210,526

LibertyView Funds, L.P.                                            4,250                      89,474

LibertyView Fund, LLC                                                750                      15,789

GATA Fund, L.P.                                                    5,000                     105,263

Mark and Michelle Majeske                                            500                      10,526
                                                                --------                 -----------
Total                                                            668,500                  14,073,684

----------

         (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

         (2) Employee of Meridian.


         (3) Affiliates have the right to acquire an aggregate of 3,000,000 shares of Common Stock upon conversion of our 9 1/2% Convertible Subordinated Notes.

                              PLAN OF DISTRIBUTION

         To our knowledge, no selling shareholder has entered into any agreement, arrangement or understanding with any particular broker, dealer, market maker or underwriter with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers, dealer, market makers or underwriters that will participate in the sale of the shares. As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus.

         Who may sell, how much and applicable restrictions. The selling shareholders may from time to time offer the shares of common stock they receive upon conversion of the Convertible Preferred Stock listed in the preceding section through brokers, dealers or other agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholders may arrange for other broker-dealers to participate. The selling shareholders and any such brokers, dealers or other agents who participate in the distribution of the shares of common stock may be deemed to be underwriters, and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling shareholders may be deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         Manner of sales and applicable restrictions. The selling shareholders will act independently of Meridian in making decisions with respect to the timing, manner and size of each sale. These sales may be made over the New York Stock Exchange or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an over-the-counter distribution in accordance with the Nasdaq rules;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o    privately negotiated transactions.

         A selling shareholder may decide not to sell any shares. We cannot assure you that any selling shareholder will use this prospectus to sell any or all of the shares. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling shareholder may transfer, devise or gift the shares by other means not described in this prospectus.

         Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         Rules 101 and 102 of Regulation M, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest in any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         Hedging and other transactions with broker-dealers. In connection with distributions of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling shareholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

         Expenses associated with registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling shareholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling shareholder.

         Indemnification. We have agreed to indemnify each of the selling shareholders against specified liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

         Prospectus updates and suspension of this offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. A prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of any required additional information with respect to the distribution of the shares of common stock. Under the terms of the agreement giving rise to the selling shareholders being permitted to include their shares in this prospectus, at any time when we reasonably believe that the offering, sale or distribution of shares under this prospectus would adversely affect a pending or proposed public offering of our securities, an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction relating to us or negotiations, discussions or pending proposals with respect thereto or would require premature disclosure, to our potential detriment, of information not otherwise required to be disclosed, we may suspend the period of sale or distribution of the shares offered under this prospectus.


                                  LEGAL MATTERS

         Unless otherwise specified in a prospectus supplement relating to the common stock, certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas and for the underwriters, if any, by counsel to be named in the appropriate prospectus supplement.


                                     EXPERTS

         The consolidated financial statements of The Meridian Resource Corporation appearing in The Meridian Resource Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                                RESERVE ENGINEERS

         We have derived the estimates of proved oil and natural gas reserves and related future net revenues and the present value thereof as of December 31, 1999, 2000 and 2001, included in Meridian's Annual Report on Form 10-K for the year ended December 31, 2001, from the reserve report of T.J. Smith & Company, Inc., independent petroleum engineers. We have incorporated all of that information by reference herein on the authority of T.J. Smith & Company, Inc. as experts in such matters.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Exchange Act. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public at the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. You can also inspect and copy such reports, proxy statements, and other information regarding us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.

         We incorporate by reference the following documents and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is complete:

         o Meridian's Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

         o Meridian's Quarterly Report on Form 10-Q for the three months ended March 31, 2001; and

         o The description of common stock contained in Meridian's Registration Statement on Form 8-A, as filed with the Commission on March 19, 1997, including any amendment or report filed for the purpose of updating such description.

         Upon oral or written request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Send your requests to James H. Shonsey, Vice President - Finance and Capital Markets, The Meridian Resource Corporation, 1401 Enclave Parkway, Suite 300, Houston, Texas 77077, telephone number: 281-597-7000.